12010235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2012

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Derivatives Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Falcone 347-695-4501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 2/29/12

gP 3/1/12

OATH OR AFFIRMATION

I, __________Lawrence Falcone______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________Trinity Derivatives Group, LLC____, as of ______________________________December 31___, 2011_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

Patricia Abdelnour
Notary Public
My Commission Expires Sept. 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY DERIVATIVES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Trinity Derivatives Group, LLC

We have audited the accompanying statement of financial condition of Trinity Derivatives Group, LLC, (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trinity Derivatives Group, LLC, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2012

TRINITY DERIVATIVES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 82,270
Securites owned, at market value	28,859,086
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $63,956	24,707
Goodwill, net of accumulated amortization of $778,452	925,819
Other assets	162,766
TOTAL ASSETS	$ 30,054,648

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securites sold short not yet purchased, at market value	$ 22,053,426
Due to clearing broker	5,141,888
Accrued expenses and other liabilities	112,081
Dividend and interest payable	7,251
TOTAL LIABILITIES	27,314,646
MEMBERS' EQUITY	2,740,002
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 30,054,648

The accompanying notes are an integral part of this statement.

TRINITY DERIVATIVES GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Trinity Derivatives Group, LLC. (the "Company") is registered as a broker with the Securities and Exchange Commission and the NYSE Amex LLC. In this capacity, it conducts business as an options specialist and market maker on the floor of the New York Stock Exchange as well as off-floor proprietary trading. The Company operates on a fully disclosed basis through its clearing broker, Goldman Sachs Execution and Clearing, LP ("GSEC").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by GSEC pursuant to the clearance agreement.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with GSEC are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("ASC 820"). SFAS 157 requires the Partnership to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Partnership's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2011, all of the investments held by the Company are classified as Level I securities.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash in bank deposit accounts. and with quality financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may be in excess of balances insured by FDIC.

3. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded and over the counter futures and option contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is, however, subject to the New York City Unincorporated Business Tax. No provision for taxes is included in the financial statements for the current year.

Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting. At December 31, 2011, net operating loss carryforwards exist which will offset future taxable income. A deferred tax asset of $342,807 which is reflected in other assets on the statement of financial condition has been reduced by valuation allowance of approximately $201,398 due to the uncertainty about the realization of the carryforwards..

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

5. MEMBERS' EQUITY

The following is a description of the Company's three (3) classes of Membership Interests:

- Class A Membership Interests shall be made to those Persons who are not employed by the Company.
- Class B Membership Interests shall be made available to those Persons who are employed by and work for the Company.
- Class C Membership Interests shall be made available to Persons who provide "preferred capital" to the Company. Class C Members shall be entitled to the Annual Preferred Return, as well as the preferred return of their capital but shall not hold any Membership Units, shall have no voting rights whatsoever, and shall not participate in the management or operation of the business in any manner, and shall have no interest in the profits of the Company except to the extent they directly or indirectly hold other classes of Membership Units.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loans agreements.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds on a fully disclosed basis, and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,014,438 which exceeded the minimum requirement of $100,000 by $914,438. The Company's ratio of aggregate indebtedness to net capital ratio was .12 to 1.

9. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.